INVEST IN **HASHKU**

A brand marketers' hub to plan, launch and manage digital goods and experiences



HASHKU
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hashku.com Bentonville AR

Technology | SaaS | Blockchain & Web3 | AR & VR | Minority Founder

LEAD INVESTOR

Joshua Stanley CEO, Cartwheel Startup Studio

I've had the privilege of a front row seat to the validation of the business opportunity and the demand that exists for both digital goods and digital experiences from brands and agencies that Hashku has the right to win. I'm personally investing because of my deep belief in Joel Ponce as a sales-founder and leader. I believe the startup, enterprise, and entertainment brand experiences Joel's had over the last decade make him the perfect fit to grow and scale this business model here in the CPG capital of the world. Joel, and the team around him at Cartwheel Startup Studio, have an unfair advantage in their experiences, network, and expertise and I'm here to help him win where I can.

Invested $10,000 this round

Highlights

1. Brands/marketers don't know how to navigate Web3 opportunities with new or existing audiences...
2. ...and new brands are entering Web3 everyday. Hashku provides this software and service.
3. Our software has helped sell almost $1M in digital goods & we have a $5M+ pipeline (and growing).**
4. Agencies sell for us, so we become their inside team offering Web3 to their entire client roster.
5. Our CEO has 10+ years experience in shopper marketing, entertainment brands, and agencies.
6. Our founding team has built and sold technology companies like this in the past.
7. Co-founded and accelerated by Cartwheel Startup Studio, a Walton Family Foundation-backed org.

Our Team



Joel Ponce CEO, Co-Founder

Accomplished sales and marketing executive in the media and entertainment industry. Joel has a decade of experience working with the world's most influential brands, IP, and influencers to drive buyer behaviors both in-store and online.



Josh Stanley Co-Founder, Product

Serial entrepreneur with extensive background in agency, e-commerce, and product/project management. Josh has founded, co-founded and exited multiple businesses and is Managing Director of Cartwheel Startup Studio. He is an avid runner and tennis player.



Matt Casanova Co-Founder, Technology

Full stack (+ blockchain) developer and father of 2 awesome kids. Matt has worked across dozens of industries (with both enterprise and startup experiences) and shipped dozens of products.



Chris Coy Co-Founder, Design

Serial entrepreneur and chaser of shiny objects. Chris is an accomplished artist and has been a designer/creative director on hundreds of projects. He also likes to ride motorbikes in nature.

Why Hashku?

A new form of software and service, combined, is required to help brands and agencies respond to the growing technical and strategic Web3 demands of their clients -- driven by the market shift to digital.

Hashku is every brand marketer's hub for managing new digital goods and digital experiences that Web3 is accelerating.

Markets are shifting to digital

Culture is happening inside digital experiences, driving the rise of digital goods... and the numbers prove it:



Digital goods and digital experiences have been woven into the fabric of daily life. - Joel Ponce, CEO, Hashku

We believe strongly that the version of the metaverse that truly matters today is one you've known about for years (especially, if you have kids):



These platforms have nearly a **HALF A BILLION** monthly active users combined, with a significant focus around shared experiences with friends in a virtual environment.

Yes, Roblox, Fortnite, and Minecraft are viewed as games, and gaming is certainly a core aspect of their engagement, but these platforms are also where Millenials, Gen Z, and Gen Alpha virtually hang out, shop, and spend hours each day (whether older generations like it or not).

As each new generation spends more time in digital experiences, the demand and cultural value of digital goods goes up.

Where's the proof?

Over $40 billion of new digital goods were sold over the last two years in the form of non-fungible tokens (NFTs) alone. NFTs are the latest evolution of a digital good, except now it's a digital good no longer trapped within a single ecosystem (like those sold exclusively within Fortnite).



McKinsey released a report in 2022 that estimates the value of Web3 (including the metaverse) will reach $5 trillion by 2030.

NFTs are the most successful new consumer product introduced since the beginning of the smartphone. - David Pakman, Managing Partner, CoinFund

This is why every major brand on the planet is diving head first into Web3, *AND* also struggling to do it in authentic ways that drive commerce and consumer engagement.

A Few Brands Building in Web3

Budweiser   TEQUILA PATRÓN   animal planet   Barbie   Coca-Cola   CLINIQUE

VISA   Charmin   FRANK'S RedHot   STELLA ARTOIS   P   AP

L   TACO BELL   Hot Wheels   GAP   adidas   Nike

TIME   PACSUN   PEPSICO   COACHELLA   macy's

That's where Hashku comes in...

HASHKU provides BRANDS and AGENCIES with software to plan, launch and manage their Digital Goods and Digital Experiences.

We are building the **digital experience** and **digital goods** hub that every brand marketer needs to thrive in the latest evolution of digital commerce.

Hashku's suite of tools will allow a brand marketer to plan their new digital goods collection (via **tokens**) or new **digital experience** (on Roblox, Fortnite, or Minecraft).

Hashku helps brands (and the agencies that serve them) launch digital goods or digital experiences with ease, and ultimately manage and maintain those perpetual programs -- including measuring consumer engagement to optimize digital/physical experiences.


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What Hashku customers say:

> *"Hashku has been critical in advising us on how to authentically enter the Web3 space." - Davin Sufer, CTO Arcade1Up*

> *"Having a partner with both strategic advice and tech was a must for me with my digital collection." - Sal "Kicks" Amezcua, Founder, Kickstradomis*

Our Brand Marketer Hub (SaaS Platform)

Hashku's tools will facilitate successful digital marketing programs through their entire journey and life (which is exponentially longer than any physical good marketing program).

This means digital good creation (including smart contract deployment), metaverse buildouts (on every major platform), managed services (consulting) and brand activations -- leveraging all of these together to support brand initiatives.

The accelerator and "our secret sauce" is our software platform -- it sits at the core of Hashku with our consulting and execution services wrapping around it. We can serve more clients *faster* because of it, and our clients will eventually be able to use our tools in a self-service fashion as the space matures and they begin to staff internal teams to manage their Web3 programs.


Tech Platform
Brand Activations
ARCADE1UP
Creator Tools
The Society of the Hourglass
Metaverse Builds
Managed Services

What we've already built:

We currently have built and proven a suite of software tools to plan, launch, and manage digital good collections (with almost $900K in sales facilitated by those software tools).


nearly $900k in digital goods
sold by creators on the Hashku platform to date

(Please note, although Hashku's software suite was piloted and used to help creators sell almost $1M in digital goods, Hashku did not receive proceeds from this pilot phase.)**

We can generate unique art files, add/edit metadata, and generate smart contracts with our software in a nimble way that solves many of the pains that others experience with existing tools in the market today.

Thanks to Hashku Studio, management of the consumers, digital assets, and smart contracts no longer require a software developer -- our toolkit makes everything manageable!

This includes the ability to sell digital goods on any website with a mere two lines of code (there's a great example of this on **Society of the Hourglass' website,** which uses several Hashku tools to manage its digital goods).

We also have the ability to take cryptocurrency or credit card payments, and provide a custodial solution for client's that don't want their consumers to have to manage a blockchain-based NFT wallet or use cryptocurrency to purchase their digital goods.

What we're building next:

A significant portion of our sales pipeline is tied to digital experience buildouts on platforms such as Roblox, Fortnite, and Minecraft, and we need the tooling to make planning, launching, and managing those experiences easy for brand marketers.

Additionally, we need to build out the insights dashboard for our future self-service users and additional features and functionality tied to a self-service experience to realize the full vision (about 6-9 months of development).



It's a new frontier for digital marketers and we're providing both the **tour guides** and **tools** required to thrive!

Our Growth Strategy



We're working with agencies as a way to rapidly reach massive brands. It's a "sell one to sell many" approach that our agency partners have validated. As an agency partner, we're both their Web3 subject matter experts and execution arm for all things Web3 -- leveraging our existing software and allowing us to realize significant revenue quickly on the services side. Together we're pitching the world's biggest brands on the potential of Web3.



Partnering with Hashku allows us to quickly bring new capabilities to market

> *Partnering with Hashku allows us to quickly bring new capabilities to market. In fact, we've already started incorporating new digital offerings into client proposals for 2023 with Hashku's support! - Bethany Taylor, CEO of Gratsy*

Initial agency/creator partners (we have lots more to bring on):



We add value to every partnership.

Along with helping agencies sell new Web3 capabilities, we also provide training for their teams and leadership.

When brands and agencies trust us to help them upskill their team in order to win at Web3, it improves the quality of the opportunities and forms longer term relationships. We stay closer to the strategic formation stage and to each clients' needs in a rapidly evolving market.

Additional Services We Offer Agency Partners

Hashku Academy
1.3 Making Sense of the Metaverse
HASHKU ACADEMY
Making Sense of the Metaverse
HASHKU

Training/Upskilling with Hashku Academy

Ideation & Strategic Consulting Sessions

Our Traction



$5MM in sales pipeline

Hashku is a Cartwheel Startup Studio ("Cartwheel") business, meaning the concept was conceived, validated, and a new business was formed by Cartwheel in partnership with Joel Ponce, CEO/Co-founder of Hashku.

During the pilot phase, Cartwheel was the entity of record for all Hashku software deployments and Cartwheel employees were the execution team behind each project. During the pilot phase, approximately $900K of digital goods were sold and just under $30K in revenue was realized for our clients (we didn't charge clients or test "willingness to buy" until late in the pilot phase). **Please note, although Hashku's software suite was piloted and used to help creators sell almost $1M in digital goods, Hashku did not receive proceeds from this pilot phase.**

In the last few months, Joel Ponce and Cartwheel have partnered to generate an anticipated over **$5 million in new revenue opportunities** for Hashku (no dedicated employees to Hashku, currently). We believe we can double that pipeline (with the help of existing and new agency partners we're waiting to activate) within the first 3 months of 2023*, when Joel is full time in the business (starting the beginning of January).

One opportunity callout: We have standout deals on the table with Arcade1Up that provide Hashku very unique, high profile digital good / physical good opportunities that we believe will create a gravitational force for business development in 2023. We have confidence one of the Arcade1Up deals will land in Q1 of 2023, which alone has the potential to generate $500K-$1M+ in revenue for the business*.

> **forward-looking projections cannot be guaranteed.*

Team & Experience

Over the past 2 years we've gone deep and participated in a wide range of creative projects and communities in order to become experts in Web3. We've taken our time to learn the space, build our network of Web3-native influencers– separating the headlines and hype to understand the potential for actual value creation.


"Demystifying Web3 & Metaverse"
Joel Ponce, Director of Sales at Paramount
Brian Hutchinson, Vice President of Production Services at Mars Agency
UNIVERSITY OF ARKANSAS


The Future of Commerce
NFT

Joel Ponce speaking on Web3 and the Metaverse at Northwest Arkansas Technology Summit and NFT.NYC on the Future of Commerce (Fall 2022)

Also, our team has founded multiple SaaS and digital agency companies over the last decade, and participated or led multiple exits/acquisitions. We know what works.


Founding Team Background
SAATCHI & SAATCHI X
sproutsocial
1800contacts
Zappos
InQpharm
CARTWHEEL
SHIP.COM
WiseBanyan
backcountry.com
REVUNIT
= exit or acquisition

Client Case Study: Society of the Hourglass (website)

Society of the Hourglass was one the first projects we supported using Hashku Studio (our software suite) during our pilot period. As an entertainment brand using under-represented characters seeking to reinvent the way content comes to life in books and film, we were excited to support the initiative:

- 2,343 NFTs minted using Hashku
- Managed Services executed: 4 custom contracts, a custom token-gated webgame with token metadata-based experiences
- Hashku Studio products-used: minting widget, allowlist and group minting management, smart contract management, token-gates etc.

> *"Hashku delivered maximum value at every phase of our project. From their character creation tools, minting widget, all the way through to post-mint, token-gated experiences. The team built a singular experience for our collectors. " - Joe Payne, Co-Founder, Society of the Hourglass*


Case Study
Society of the Hourglass



The Size of the Prize / Our Opportunity

Agencies need Web3 capabilities ASAP (like, yesterday).

We unlock their ability to grow client revenues, and we help them say "yes" to Web3/metaverse work that otherwise would be lost to competitors.

The reasons to believe this isn't a fad are being solidified during this market downturn. Here are just a few callouts from the last few months of brand headlines:

- Nike announces Swoosh.nike, the first digital goods site attached to its core brand.
- Starbucks, which has one of the most successful loyalty programs of all time, is launching a Web3 loyalty program.
- Walmart launches TWO separate Roblox experiences.

All of this in the midst of some of the worst crypto market conditions we've seen. This is because the potential isn't tied to crypto, it's tied to consumer trends and demand for digital goods and digital experiences that can be realized within a Web3 context.

There is no sign of things slowing down... according to McKinsey, markets will be majorly impacted by Web3 over the next 8 years:



Given the current state of the market, trajectory of demand, and our approach, we believe we can scale to a $100M+ dollar company within 10 years given the total and serviceable market size.



forward-looking projections cannot be guaranteed.

We do this by growing the managed services side of the business for the next 3-5 years (putting us in the room where strategic decisions are made). We believe this is a critical approach to winning with software in this space over the next 10 years.

Ultimately, managed services enables Hashku to both scale the software side of the business by placing our tools in the hands of brand marketers and transitioning to a recurring revenue model over time.

Our Business Model

How we plan to grow Hashku in the first 12-24 months:

AGENCIES FIRST: Initial sales pipeline will support marketing, brand, and CPG-tied agencies. We are their execution arm and new capability provider (60-75% of revenue, majority services based in the early years).

DIRECT SALES STRATEGY: Invest in direct sales outreach (cold contact, web conferences, etc) and take consultative sales approach (20-30% of revenue)

CHANNEL PARTNERS: We will build a network of partners to drive new opportunities organically (5-10% of revenue).

Over time (as the space matures and brands develop internal capabilities), we will make our software more self-service focused so we can convert and source our revenue opportunities to a recurring revenue model.

How we price Hashku with clients:

Given the founding team's success building and growing a large digital agency (80% CAGR over 8 years, 120+ person shop, w/ a private equity exit), we have a depth of knowledge in how to organize, effectively manage, and price the managed service model. In fact, our network and experience give us a tremendous advantage against any others attempting to execute the same strategy.

The gross margins for *managed service proposals* with leading edge tech capabilities are traditionally the highest in the early adoption stage, before the market matures (where we are now). While we're not going to break down those margin details here, know that enterprise rates that support the client and long-term vision and potential of Hashku are the target.

The way we approach *project-based pricing* of the software suite varies on how much of our software is being utilized with the client and how much customization we're doing around their program. We are currently targeting fixed fees in the range of $5,000 on the simplest execution with minimal effort of hours from the team, to current proposals of $150,000 or more.

We also engage in *revenue share* proposals on both initial proceeds and secondary market proceeds. These proposals use a percentage of the collected proceeds in the engagements with clients, based on their ability to drive demand (calculating a probability of sell out, and considering effort and complexity) that ranges from 5-15% of the total proceeds.

Finally, a *recurring revenue model* will be defined as we provide open self-service tools and online training to clients in 2023. The pricing here will be shaped by market demands and reasonable subscription margins on top of the ongoing costs to host and maintain the software over time.

Our Unfair Advantage

There are certainly competitors in the space today, along with a vigorous appetite from venture-backed groups to experiment with software-centric startup concepts.



As we assess the competitive landscape, we see **Vayner3** and **Moonwalk** as our closest competitors:

- Vayner3 is the most well-known Web3 consultancy in the market, but they are not building a product (to our knowledge) for brands and marketers to use to manager their programs (programs = brand activations including deployed digital goods or experiences). As an primary agency, their model is constrained to going direct to brands to win work.

- Moonwalk is a software-centric business (providing a similar suite of tools to

- Moonwalk is a software-centric business (providing a similar suite of tools to Hashku) with some lightweight implementation services. However, their focus is on NFTs and the ecosystem around them. We believe in the proven demand of supporting agencies in both digital goods and digital experiences, as brand marketers need tooling across both areas.

We view our willingness to layer services on top of software (which others avoid due to venture capital's hesitancy with professional services models) as one of our unfair advantage that will be very difficult to replicate.

Additionally, we have the following **rights to win** in the space based on our team, network, and strategic approach:

- Agencies and managed services-led engagement give us access to more brands at a lower acquisition cost to accelerate growth, build cases studies, and establish a Web3 beachhead with brands -- this is going to be really hard to replicate well with venture-backing.
- We're based in Northwest Arkansas (headquarters to Walmart/Sam's Club, Tyson Foods, and J.B. Hunt) where over 1,400 consumer product brands (one of our target markets) are officed -- along with just about every major agency. We have unique access due to our proximity.
- We've spent the last 12 months building a network of Web3-native partners for both execution and unique partnership opportunities with brands. We have signed agreements with 17 Web3-native brands with collective audiences of millions (see below).
- Members of our founding team have built, scaled, and exited both agencies and business-to-business, software-as-a-services companies. We understand the pitfalls, challenges, and what it takes to win.
- We're backed by Cartwheel Startup Studio, which provides a number of shared services that allows the core Hashku team to focus on clients and the suite of software products in our most formative period. *Bonus: They also help us stretch the raise to help our dollars go even further.*


Walmart
Tyson
J.B. HUNT
sam's club
H.Q.
+ 1,400 CPG Brands
HASHKU
connects these two communities
Web3 Brands
Quirkies
CRYPTO Batz
GUTTER CAT GANG
CYBERKONGZ
BitlectroLabs
THE HEART PROJECT
SUPDUCKS

How we'll use the funds

We plan on raising a total of $750,000 using a SAFE based on a $5,000,000 post-money valuation, and we've allocated $100,000 of that raise to this WeFunder to bring in friends, influencers, Web3 advocates, and others that will support the launch Hashku in Northwest Arkansas.


Raising on WeFunder
$650k
$100k
Venture + Private Investment
WeFunder opportunity

The main driver for the raise is to support the augmentation of the existing software products to make them client-facing and self-service oriented, and to continue the build out of the digital experience management side of the software suite. Additionally, the raise provides a working capital reserve for the core, full time employees as we ramp up revenue in the first few months of 2023.

This funding is expected to support Hashku through it's first 24 months, and Hashku anticipates being cash positive on a monthly basis starting in the second year of operations.

Joel Ponce, CEO of Hashku, will officially go full time starting in January (leaving

Paramount). This will be the first salary drawn on the funds, as he works to build and close deals in the sales pipeline.

Cartwheel Startup Studio employees are Joel's execution and support team until he's able to bring on the right individuals into Hashku.

Here is a breakdown of the first 12-Month milestones:

- Announce launch of company to Joel's network
- Add at least 10 additional agencies to the Hashku network (land and expand each)
- Recruit and onboard a project manager & head of development
- Hire additional team members to support the closed sales opportunities
- Generate going forward, profitable managed service revenue (extending the runway)
- Refactor Hashku Studio UX/UI to be self-service, client friendly
- Develop additional Hashku Studio reporting and management features
- Develop digital experience features to the software suite managed in Hashku Studio


How We Use the Funds
12-Month Revenue:
$1.59MM
12-Month Cash Burn:
$(269K)
COGS & Contractors
Sales & Marketing
Legal & Taxes
Cartwheel
Non-dilutive studio support
Service
Team
Product

> *Note: the above image contains future revenue projections which cannot be guaranteed.*

Exit Strategy / What to Expect as an Investor

Our plans for future fund raises:

> ***We don't anticipate needing more than one additional raise to achieve the $100+ million dollar business that Hashku can be within 5-10 years. - Joel Ponce, CEO, Hashku***

We don't foresee requiring several dilution events (raises) to achieve a high-multiple, exit for the business. (Can't be guaranteed).

What would an exit look like for Hashku?

We are targeting a 5 year or later exit, and not just for the 1202 tax benefits (All forward-looking projections in this profile can't be guaranteed). We believe the market will evolve, and the highest tech/SaaS-like multiples will come after we've converted revenue sources from majority project-based revenue to recurring revenue. Hashku will be appealing to companies like Salesforce, Adobe, Hubspot and other large digital marketing acquirers who want to add the digital goods and experience management capabilities to their existing product suites.

Are large agency holding companies a target acquirer of Hashku?:

We do believe large agency holding companies, like WPP, are potential acquirers. What most investors don't realize is you can get 15-25x returns in a strategic, large agency transaction -- we've personally experienced producing a 15x realized return for investors of an agency that Hashku founding team members led. We see this outcome as the floor to our exit potential.

> *Note: future projections about exit potentials cannot be guaranteed.*

> *** The software suite was piloted and used to help creators sell almost $1M in digital goods. Hashku did not receive proceeds from that pilot phase.*